UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

PREFORMED LINE PRODUCTS COMPANY

(Name of Issuer)

Common Shares, $2 par value per share

(Title of Class of Securities)

740444 10 4

(CUSIP Number)

Caroline S. Vaccariello

Preformed Line Products Company

660 Beta Drive

Mayfield Village, OH 44143

(440) 461-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 740444 10 4

1	NAME OF REPORTING PERSON Robert G. Ruhlman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 475,766.197
	8	SHARED VOTING POWER 1,092,438
	9	SOLE DISPOSITIVE POWER 475,766.197
	10	SHARED DISPOSITIVE POWER 1,092,438

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,568,204.197
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 31.74%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 740444 10 4

EXPLANATORY NOTE

Robert G. Ruhlman (the “Reporting Person”) filed a Schedule 13G relating to the Common Shares, $2 par value per share (“Common Shares”), of Preformed Line Products Company (the “Company”), an Ohio corporation, with principal offices at 660 Beta Drive, Mayfield Village, Ohio 44143, in November 2001, which was amended by filing a Schedule 13G/A in February 2003 and February 2004. In March 2004, the Reporting Person further amended his prior Schedule 13G filing by filing a Schedule 13D, which has been further amended by Schedule 13D/A filings in February 2005, September 2006, December 2008, March 2013, October 2016, and December 2016. All previous Schedule 13G and Schedule 13D filings by the Reporting Person are collectively referred to herein as the “Schedule 13D.”

This Amendment No. 10 to the Schedule 13D (this “Amendment”) amends the Items included below in the Schedule 13D. The Amendment is being filed by the Reporting Person to report a sale of Common Shares by the Barbara P Ruhlman Revocable Trust dated 9/21/16 (the “2016 Trust”) to the Irrevocable Trust Agreement between Barbara P. Ruhlman and Bernard L. Karr, dated July 29, 2008 (the “2008 IDGT Trust”). The Reporting Person acts as a co-Business Advisor of the 2016 Trust and the 2008 IDGT Trust (except with respect to the sale of Common Shares between the 2008 IDGT Trust and the 2016 Trust reported herein) and is a beneficiary of the 2008 IDGT Trust. The beneficiary of the 2016 Trust is the Third Restatement of the Barbara P. Ruhlman Trust Agreement dated November 20, 2008, of which the Reporting Person is also a beneficiary.

Item 3.	Source and Amount of Funds of Other Consideration.

Item 3 of the Schedule 13D is amended to add the following:

The 2008 IDGT Trust purchased 810,400 Common Shares from the 2016 Trust for $35,985,163.68 with cash on hand.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended to add the following:

In connection with Barbara P. Ruhlman’s death and pursuant to the terms of the 2016 Trust, the 2016 Trust sold 810,400 Common Shares to the 2008 IDGT Trust at a price per share of $44.40 pursuant to a Share Purchase Agreement, dated September 14, 2022 (the “Share Purchase Agreement”), between the 2016 Trust and the 2008 IDGT Trust.

The Share Puchase Agreement implements the provisions of the 2016 Trust, which directed the trustee to offer to sell the assets of the 2016 Trust to the trustee of the 2008 IDGT Trust, and the election by the 2008 IDGT Trust to purchase all of the 810,400 Common Shares held by the 2016 Trust. The 2016 Trust further directed that the purchase price to be paid for such shares would be the value as finally determined for federal estate tax purposes, which may either be as of January 2, 2022, the date of Ms. Ruhlman’s death, or as of July 2, 2022, the alternate valuation date for federal estate tax purposes (the “Alternate Valuation Date”). Ms. Ruhlman’s estate engaged an independent third party valuation firm with substantial experience with transactions similar to the transaction contemplated in the Share Purchase Agreement to determine the fair market value of the Common Shares as of the applicable dates. The executor of Ms. Ruhlman’s estate determined that the estate qualifies to use the Alternate Valuation Date for federal estate tax reporting purposes and will elect to use the Alternate Valuation Date value on the federal estate tax return. Accordingly, the purchase price per share of $44.40 was calculated as of the Alternate Valuation Date based on the average of the means between the highest and lowest sales of the Common Shares on July 1, 2022 and July 5, 2022, plus the declared dividend, and after applying a blockage discount because of the large size of Common Shares being sold. If the value of the Common Shares as finally determined for federal estate tax purposes is higher or lower than the purchase price, the

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purchase price shall be adjusted accordingly, and the 2016 Trust will refund to the 2008 IDGT Trust, or the 2008 IDGT Trust will pay an additional amount to the 2016 Trust, so that the amount finally paid for the shares will be the value of such shares as finally determined for federal estate tax purposes.

Except as otherwise described in this Schedule 13D, the Reporting Person does not have any plans or proposals which relate to or would result in any of the events or matters described in clauses (a) through (j) of Item 4 to Schedule 13D. The Reporting Person reserves the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)	The Reporting Person beneficially owns 1,568,204.197, or 31.74%.

(b)

The Reporting Person has sole voting and dispositive power with respect to 475,766.197 Common Shares, which includes (i) 244,969 shares held by the Preformed Line Products Deferred Compensation Plan of which the Reporting Person is trustee, (ii) 45,432 shares held by the Preformed Line Products Company Profit Sharing Trust of which the Reporting Person is trustee, (iii) 47,389 shares held directly, (iv) 137,411 shares held in a revocable trust, of which the Reporting Person is trustee and beneficiary, and (v) 565.197 shares held in an IRA.

The Reporting Person has shared voting and dispositive power with respect to 1,092,438 Common Shares, which includes (i) 34,656 Common Shares held in a trust for the benefit of the Reporting Person and his children and of which the Reporting Person and Randall M. Ruhlman serve as co-trustees, (ii) 46,656 Common Shares held in a trust for the benefit of Randall M. Ruhlman and his children and of which the Reporting Person and Randall M. Ruhlman serve as co-trustees, (iii) 200,226 Common Shares held in the Ethel B. Peterson Trust of which KeyCorp is the trustee and for which the Reporting Person and Randall M. Ruhlman act as co-Trust Advisors, and (iv) 810,400 Common Shares held in the 2008 IDGT Trust of which Katherine Wensink is the trustee and for which the Reporting Person and Randall M. Ruhlman act as co-Business Advisors (except with respect to the sale of Common Shares between the 2008 IDGT Trust and the 2016 Trust reported herein), (v) 500 Common Shares owned by the Reporting Person’s wife, for which he shares voting and dispositive power with Abigail Ruhlman.

Katherine E. Wensink serves as trustee and the Reporting Person and Randall M. Ruhlman serve as co-Business Advisors of the 2016 Trust and had shared voting and dispositive power with respect to 810,400 Common Shares sold by the 2016 Trust (except with respect to the sale of Common Shares between the 2008 IDGT Trust and the 2016 Trust reported herein).

Randall M. Ruhlman’s business address is c/o Preformed Line Products Company, 660 Beta Drive, Mayfield Village, Ohio 44143. During the last five years, Randall M. Ruhlman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Randall M. Ruhlman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Randall M. Ruhlman is a citizen of the United States.

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(c)

On September 14, 2022, the 2008 IDGT Trust purchased 810,400 Common Shares from the 2016 Trust with cash on hand at a price per share of $44.40 pursuant to the Share Purchase Agreement as described under Item 4 above.

(d)

The Reporting Person, based on his percentage ownership of the Common Shares to which this statement relates, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, any sale of such Common Shares. The Reporting Person holds interests that exceed 5% of the Common Shares.

(e)	Not applicable.

The percentages of Common Shares held set forth herein are based on 4,940,578 Common Shares outstanding as of July 22, 2022. The 2008 Trust, the 2008 IDGT Trust, the 2016 Trust and Katherine Wensink have collectively filed their own Schedule 13D and Randall M. Ruhlman has filed his own Schedule 13D with the Securities and Exchange Commission with respect to their beneficial ownership of the Common Shares held by such trusts reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended to add the following:

The Company and the Reporting Person have effected the following purchases by the Company of Common Shares held directly or indirectly by the Reporting Person: (i) on December 29, 2016, the Company purchased at a price per share of $56.38, 1,511 Common Shares and 3,489 shares from the Reporting Person and a revocable trust of which the Reporting Person is trustee, respectively, (ii) on August 16, 2017, the Company purchased at a price per share of $50.16, 24,920 Common Shares from the 2016 Trust, (iii) on November 8, 2017, the Company purchased at a price per share of $71.07, 7,000 Common Shares from a revocable trust of which the Reporting Person is trustee, (iv) on December 13, 2017, the Company purchased at a price per share of $78.68, 15,000 Common Shares from the 2016 Trust, (v) on September 14, 2018, the Company purchased at a price per share of $80.95, 137,411 Common Shares from a revocable trust of which the Reporting Person is trustee, (vi) on December 12, 2019, the Company purchased at a price per share of $70.39, 9,000 Common Shares from the Reporting Person, (vii) on December 15, 2020, the Company purchased at a price per share of $62.71, 15,000 Common Shares from the Reporting Person, and (viii) on June 15, 2021, the Company purchased at a price per share of $75.87, 10,000 Common Shares from the Reporting Person. In addition, as an executive officer of the Company, the Reporting Person receives annual equity award grants in the form of performance-based restricted stock units and, pursuant to such agreements has received an aggregate of 149,107 Common Shares since December 2016 and, as of August 31, 2022, has awards outstanding under which he could receive up to an additional 91,632 Common Shares subject to the satisfaction of applicable vesting criteria.

On September 14, 2022, the 2008 IDGT Trust purchased 810,400 Common Shares from the 2016 Trust with cash on hand at a price per share of $44.40 pursuant to the Share Purchase Agreement as described above.

Except as described under Items 3, 4 and 5 and as set out in Item 6, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between these shareholders and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

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Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Share Purchase Agreement, dated September 14, 2022, between the 2008 IDGT Trust and the 2016 Trust.

Exhibit 2	Amendment to Share Purchase Agreement, dated September 15, 2022, between the 2008 IDGT Trust and the 2016 Trust.

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SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2022

By:	/s/ Caroline S. Vaccariello, by power of attorney
Robert G. Ruhlman